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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

GREENBRIAR CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

393648-40-7

(Cusip Number)

Ken L. Joines
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
214-750-5800
214-361-0964 (Facsimile)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393648-40-7

1.	Name of Reporting Person: Basic Capital Management, Inc.,		I.R.S. Identification Nos. of above persons (entities only): FEI No. 75-2332719

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): -0-%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: TacCo Financial, Inc.,		I.R.S. Identification Nos. of above persons (entities only): FEI No. 75-2442090

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 28,596

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 28,596

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 185,482

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.98%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: JRG Investment Co., Inc.,		I.R.S. Identification Nos. of above persons (entities only): FEI No. 75-2383811

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 156,886

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 156,886

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 156,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.06%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: Gene E. Phillips		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: International Health Products, Inc.,		I.R.S. Identification Nos. of above persons (entities only): FEI No. 75-2302531

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,970

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 9,970

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,970

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

     This Amendment No. 5 to Statement on Schedule 13D (this “Amendment No. 5”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of Greenbriar Corporation, a Nevada corporation (the “Company” or the “Issuer” or “GBR”), and amends the original Statement on Schedule 13D as amended by Amendment Nos. 1, 2, 3 and 4 to Statement on Schedule 13D (collectively the “Amended Statement”) filed by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1755 Wittington Place, Suite 340, Dallas, Texas 75234. The Shares are currently listed and traded on the American Stock Exchange, Inc. The CUSIP number of the Shares is 393648-40-7.

     This Amendment No. 5 is being filed due to the acquisition by certain of the Reporting Persons of Shares and the addition of a new Reporting Person.

Item 2. Identity and Background

     Item 2 of the Amended Statement is further amended by restating the first portion of such item as follows:

     (a)-(c) and (f). This Amendment No. 5 is being filed on behalf of Basic Capital Management, Inc., a Nevada corporation (“BCM”), International Health Products, Inc., a Nevada corporation (“IHPI”), TacCo Financial, Inc. (formerly Institutional Capital Corporation), a Nevada corporation (“TFI”), JRG Investment Co., Inc., a Nevada corporation (“JRGIC”), which became a wholly-owned subsidiary of TFI effective for tax and accounting purposes at July 31, 2004 [see Item 6 below] and Gene E. Phillips, an individual. All of BCM, IHPI, TFI, JRGIC and Gene E. Phillips are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “Person” within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended. BCM is beneficially owned by a trust established for the benefit of the children of Gene E. Phillips (the “May Trust”) who, although he is not an officer or director of BCM, continues to have substantial contact with the management of BCM and has a significant influence on matters as a representative of the May Trust. IHPI is owned by a separate trust established for the benefit of the wife and children of Gene E. Phillips (the “Martin Trust”). IHPI is managed by Ken L. Joines who also manages other private entities owned by Mr. Phillips or his family trusts. Mr. Joines consults on a regular basis with Mr. Phillips regarding investments in marketable securities by IHPI. IHPI generally makes such investments with funds borrowed from BCM. TFI is owned by different parties but shares the same principal place of business and the same principal office as IHPI. TFI is managed by the same personnel who manage IHPI and other private companies owned by Gene E. Phillips or his family trusts. These personnel consult on a regular basis with Mr. Phillips regarding investments in marketable securities owned by TFI. TFI has generally made such investments with funds borrowed from BCM. Each of IHPI and TFI has its principal executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074. JRGIC has its principal office at 1755 Wittington Place, Dallas, Texas 75234.

     I. BCM is a corporation organized and existing under the laws of the State of Nevada. BCM’s principal business activity until June 30, 2003 was the provision of advisory services for real estate investment trusts and other real estate entities. The name, business address and capacity with

BCM of each of the executive officers or directors of BCM are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America.

     II. IHPI is a corporation organized and existing under the laws of the State of Nevada. IHPI’s principal business activity is investments in real estate and marketable securities. The name, business address and capacity with IHPI of each of the executive officers or directors of IHPI are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.

     III. TFI is a corporation organized and existing under the laws of the State of Nevada. TFI’s principal business activity is investments in real estate and marketable securities, and its day-to-day operations are managed by Syntek West, Inc. TFI is owned by Electrical Networks, Inc. (75%) and Starr Investments, Inc. (25%). Electrical Networks, Inc. is a Texas corporation which is owned by J.T. Tackett. Starr Investments, Inc. is a Texas corporation which is owned by E. Wayne Starr. The name, business address and capacity with TFI of each of the executive officers or directors of TFI are set forth on Schedule 3 attached hereto. Each of the individuals listed on Schedule 3 is a citizen of the United States of America.

     IV. JRGIC is a corporation organized and existing under the laws of the State of Nevada. JRGIC’s principal business activity is investments in marketable securities, and its day-to-day operations are managed by Syntek West, Inc. JRGIC is a wholly-owned subsidiary of TFI. The name, business address and capacity with JRGIC of each of the executive officers or directors of JRGIC are set forth on Schedule 4 attached hereto. Each of the individuals listed on Schedule 4 is a citizen of the United States of America.

     V. Mr. Gene E. Phillips’ address is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. Mr. Phillips’ present principal occupation is an independent real estate investor. Mr. Phillips is also Chairman of the Board, President and Chief Executive Officer of Syntek West, Inc., a Nevada corporation, engaged in administrative services, investments in real estate and marketable securities. Mr. Phillips is a citizen of the United States of America.

     Individuals whose names are not listed on Schedules 1 through 4 who may have previously been referred to as executive officers or directors of a particular entity in the Amended Statement no longer occupy those positions, each having resigned or been removed prior to the date of this Amendment No. 5.

Item 5. Interest and Securities of Issuer

     (a) According to the latest information available from the Issuer, as of August 18, 2004 (after giving effect to the two-for-one split of Shares, to holders of record on October 20, 2003, and the sale by the Issuer of certain Shares), the total number of issued and outstanding Shares is believed to be 977,093 Shares, and after giving effect to the transaction described in (c) below, the Reporting Persons own and hold directly the following Shares as of August 18, 2004:

	No. of	Approximate
	Shares Owned	Percent of
Name	Directly	Class
BCM	-0-	0.0%
IHPI	9,970	1.0%
TFI	28,596	2.93%
JRGIC	156,886	16.06%
Gene E. Phillips	-0-	0.0%

Totals:	195,452	20.00%

     Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of IHPI may be deemed to beneficially own the Shares held directly by IHPI; and each of the directors of TFI (and JRGIC) may be deemed to beneficially own the Shares held directly by TFI and by JRGIC. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of the class, as well as the relationship, are set forth in the following table as of August 18, 2004:

		No. of Shares
		Beneficially
Name of Director	Entity	Owned	Percent of Class
Ryan T. Phillips	BCM	-0-	0.0%
Mickey Ned Phillips	BCM	-0-	0.0%
Ken L. Joines	IHPI	9,970	1.0%
J.T. Tackett	TFI and JRGIC	185,482	18.98%
E. Wayne Starr	TFI and JRGIC	185,482	18.98%

Total Units Beneficially owned by Reporting Persons and Individuals Listed Above:		195,452	20.00%

     (b) Each of the directors of IHPI share voting and dispositive power over the 9,970 Shares held directly by IHPI. Each of the directors of TFI share voting and dispositive power over the 28,596 Shares held directly by TFI. Each of the directors of JRGIC share voting and dispositive power over the 56,886 Shares held by JRGIC.

     (c) During the sixty calendar days ended August 18, 2004, except for the transactions described below, the Reporting Persons and their executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof.

     On March 17, 2004, TFI acquired and received physical certificates representing 28,096 post-split Shares from seven family trusts of which W. Michael Gilley is the Trustee (the “Gilley Trusts”). W. Michael Gilley is an adult son of James R. Gilley, deceased, the former chief executive officer of GBR. TFI sold to W. Michael Gilley, Trustee (for the benefit of such trusts) a one-acre tract of land in Winston-Salem, North Carolina at a price of $150,000. The seven Gilley Trusts paid for such property by the transfer to TFI of 28,096 Shares at the total purchase price of $150,000 (approximately

$5.34 per Share). The real property sold by TFI to W. Michael Gilley, Trustee, was acquired by TFI from a Texas limited partnership, of which a subsidiary of GBR is the general partner, on September 10, 2003 at a total purchase price of $150,000, which included a $25,000 brokerage commission. Of the total 28,096 post-split Shares acquired by TFI, 3,998 Shares were sold by The January Trust, 3,500 Shares were sold by The March Trust, 3,500 Shares were sold by The August Trust, 3,100 Shares were sold by The September Trust, 4,000 Shares were sold by The October Trust, 5,000 Shares were sold by The November Trust, and 4,998 Shares were sold by The December Trust. W. Michael Gilley is the Trustee of each of such trusts. The transaction was concluded on March 17, 2004 by the delivery of the physical stock certificates pursuant to the closing of an Exchange and Transfer Agreement dated December 14, 2003 among TFI and each of the seven Gilley Trusts.

     On August 18, 2004 (following completion of actual delivery of certificates representing shares contributed to JRGIC by Sylvia M. Gilley), TFI acquired all of the issued and outstanding common stock of JRGIC which in turn owns a total of 156,886 Shares of GBR (16.06% of the outstanding GBR Shares). All of such 156,886 Shares of GBR stock are pledged to TFI as collateral for certain indebtedness of JRGIC to TFI. Also effective on August 2, 2004 (following the resignation effective July 31, 2004 of the sole director and officer of JRGIC), TFI elected its directors and officers as directors and officers of JRGIC. See Item 6 below for a further description of the transaction.

     (d) No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of GBR held by any of the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to securities of the Issuer

     Item 6 of the Amended Statement is hereby further amended and restated in full as follows:

     JRGIC is indebted to TFI pursuant to an Extended and Consolidated Promissory Note signed November 9, 1992 but effective May 23, 1992 in the stated principal amount of $5,700,000 (the “Consolidated Note”) payable to the order of TFI, which Consolidated Note is secured by an Extended and Consolidated Pledge Agreement effective May 23, 1992 executed on behalf of JRG Investment Co., Inc. to and in favor of TFI (the “Pledge Agreement”) pursuant to which originally a number of securities were pledged to TFI as collateral for the Consolidated Note. The only collateral remaining prior to July 31, 2004 under the Pledge Agreement was 46,143 pre-split Shares (92,286 post-split Shares which constituted approximately 9.5% of the total outstanding Shares) of common stock of GBR. The sole stockholder of JRGIC was James R. Gilley, deceased. In connection with the Consolidated Note, James R. Gilley, then the sole shareholder of JRGIC, also executed and delivered to TFI a Pledge Agreement effective May 23, 1992 (the “Gilley Pledge”) pursuant to which as an accommodation pledge, Gilley pledged 2,500 shares of common stock of JRGIC (then and now all of the issued and outstanding stock) to TFI as additional collateral for the indebtedness represented by the Consolidated Note. The Consolidated Note had a remaining principal balance at December 30, 2002 of $2,996,373.

     On or about November 1, 1992, the Secretary of State of Nevada permanently revoked the charter of JRGIC, but James R. Gilley and others continued to make filings with the SEC reflecting JRGIC’s existence and ownership of certain securities, including the 46,143 pre-split Shares (92,286 post-split Shares) of GBR covered by the Pledge Agreement. Sylvia M. Gilley is the surviving spouse of James R. Gilley, deceased (who passed away December 30, 2002, having died intestate) and held a community property interest in the 2,500 shares of common stock of JRGIC pledged to TFI pursuant to the Gilley Pledge.

     On April 21, 2004, the Charter of JRGIC was revived by the Secretary of State of Nevada. The Secretary of State of Nevada had previously revoked on or about November 1, 1992 such Charter, but James R. Gilley (deceased) and others continued to make filings with the SEC reflecting JRGIC’s existence and ownership of certain securities, including 92,286 post-split Shares of GBR covered by Pledge Agreement effective May 23, 1992 (the “Gilley Pledge”) pursuant to which as an accommodation pledge, Gilley pledged 2,500 shares of Common Stock of JRGIC (all of the issued and outstanding stock) to TFI as additional collateral for certain indebtedness. Sylvia M. Gilley, the surviving spouse of James R. Gilley, deceased (who passed away December 30, 2002) held the interest in the 2,500 Shares of Common Stock of JRGIC pledged to TFI pursuant to the Gilley Pledge. On July 31, 2004, Sylvia M. Gilley contributed to the capital of JRGIC 10,720 Shares of Common Stock of GBR at a value $3.40 per Share, and Sylvia M. Gilley, as Trustee of The April Trust, made a contribution to the capital of JRGIC of 53,880 Shares of Common Stock of GBR valued at $3.40 per Share. Actual delivery of the certificates representing the 10,720 shares and 53,880 shares to JRGIC was not completed until August 18, 2004. All Shares of GBR contributed to the capital of JRGIC automatically became subject to the Pledge Agreement, thereby increasing the number of Shares of GBR owned by JRGIC and subject to the Pledge Agreement to 156,886 Shares of GBR Common Stock.

     On August 18, 2004, but effective as of July 31, 2004 for tax and accounting purposes, TFI, Sylvia M. Gilley and JRGIC entered into a Settlement Agreement dated July 31, 2004 (the “Settlement Agreement”) pursuant to which Sylvia M. Gilley transferred to TFI all of the 2,500 Shares of JRGIC at a value or $533,412.40 (the value of 156,886 GBR Shares at $3.40 per Share) for a credit in the same amount upon the principal amount outstanding against an Extended and Consolidated Promissory Note executed November 9, 1992, but effective May 23, 1992, in the stated principal amount of $5,700,000 (the “Consolidated Note”) executed by JRGIC payable to the order of TFI. Pursuant to the Settlement Agreement, the transfer of such 2,500 Shares of Common Stock of JRGIC was in lieu of potential foreclosure by TFI upon such shares of Common Stock and JRGIC and/or foreclosure upon the 156,886 Shares of GBR, Sylvia M. Gilley, individually and on behalf of the Estate of James R. Gilley, waived any and all rights of suretyship or subrogation under any statute, law or otherwise, Sylvia M. Gilley released and discharged TFI and JRGIC from all claims or controversies, and TFI acknowledged that after giving effect to the completion of the transactions covered by the Settlement Agreement, neither Sylvia M. Gilley nor any individual heir of the Estate of James R. Gilley had any individual liability or responsibility for the payment of the remaining balance of or under the Consolidated Note. The overall result of the Settlement Agreement is that TFI became the owner of all of the issued and outstanding JRGIC Common Stock (2,500 Shares) which in turn became a wholly-owned subsidiary of TFI with the sole assets of JRGIC being 156,886 Shares of GBR stock (approximately 16.06% of the issued and outstanding GBR stock). The Shares of GBR stock held by JRGIC, together with the 28,597 Shares of GBR Common Stock owned by TFI aggregate 185,482 Shares (approximately 18.98% of the issued and outstanding GBR Shares).

     TacCo Universal, Inc., a Nevada corporation (“Universal”), and a wholly-owned subsidiary of TFI, is the current owner and holder of a Promissory Note issued May 8, 1998 in the stated principal amount of $836,000 by Warwick Summit Square, Inc., a Texas corporation (“Warwick”), which Note has been the subject of three modifications (the “WSSI Note”), with the present stated principal balance of $1,752,984.04. The WSSI Note is secured , in part, by an accommodation pledge of all of the issued and outstanding stock of Warwick to Universal. On November 30, 2003, GBR transferred to Warwick all of the membership interest in Gainesville Real Estate LLC, a Texas limited liability company (“Gainesville”). On December 31, 2003, Warwick acquired from GBR 200,130 Shares of GBR (approximately 20.48% of the outstanding after giving effect to its issuance) at a price of $3.96 per Share in cash (a total of $792,583), which was paid by a credit on an obligation of GBR to Warwick in the amount of $792,583. Immediately after the consummation of such transaction, on December 31, 2003, Warwick contributed to the capital of Gainesville all 200,130 Shares. Warwick and Gainesville filed an original Statement on Schedule 13D with the Commission on January 20, 2004 with respect to such acquisition of 200,130 Shares of GBR, to which reference is hereby made. While the 200,130 Shares held by Gainesville (which, in turn, are owned by Warwick) are not direct collateral for the WSSI Note, if Universal were to foreclose upon or otherwise acquire the collateral for the WSSI Note, Universal (and correspondingly TFI) might be deemed to have an ability to affect the transfer or voting of the 200,130 Shares of GBR owned by Gainesville. TFI has no present intention to cause Universal to foreclose upon or otherwise acquire the collateral for the WSSI Note so long as no default occurs which is not appropriately remedied.

     Except as set forth in Item 5(c) and above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any Person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be filed as exhibits

     None.

SIGNATURES

     After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

     Dated: August 20, 2004.

BASIC CAPITAL MANAGEMENT, INC.		INTERNATIONAL HEALTH PRODUCTS, INC.

By:	/s/ J.C. Lowenberg	By:	/s/ Ken L. Joines

	J.C. Lowenberg, Executive Vice		Ken L. Joines, President and Treasurer
President and Chief Financial Officer

TACCO FINANCIAL, INC.		JRG INVESTMENT CO., INC.

By:	/s/ Mary K. Willett	By:	/s/ Mary K. Willett

	Mary K. Willett, Vice President and Secretary		Mary K. Willett, Vice President and Secretary

/s/ Gene E. Phillips

Gene E. Phillips

SCHEDULE 1

EXECUTIVE OFFICERS AND DIRECTORS OF

BASIC CAPITAL MANAGEMENT, INC.

Name and Capacity with Basic		Present Business in which
Capital Management, Inc.	Business Address	Employment is Conducted
Ryan T. Phillips, Director	1800 Valley View Lane	President, Signature Asset
	Suite 300	Management, Inc.
Dallas, TX 75234

Mickey Ned Phillips, Director	264 Rolling Hills Circle	President, Ned Phillips Construction
	Gaffney, SC 29340	Company

J.C. Lowenberg, Executive Vice President	1800 Valley View Lane	Executive Vice President and Chief
and Chief Financial Officer	Suite 300	Financial Officer, Prime Income Asset
	Dallas, TX 75234	Management LLC

Mark W. Branigan, Executive Vice	1800 Valley View Lane	Executive Vice President -
President — Residential	Suite 300	Residential, Prime Income Asset
	Dallas, TX 75234	Management LLC

Louis J. Corna, Executive Vice President,	1800 Valley View Lane	Executive Vice President, Tax
Tax Counsel, General Counsel and	Suite 300	Counsel, General Counsel and
Secretary	Dallas, TX 75234	Secretary, Prime Income Asset
Management LLC

SCHEDULE 2

EXECUTIVE OFFICERS AND DIRECTORS OF

INTERNATIONAL HEALTH PRODUCTS, INC.

Name and Capacity with
International Health		Present Business in which
Products, Inc.	Business Address	Employment is Conducted
Ken L. Joines, Director, President	1755 Wittington Place	Vice President, Treasurer and
and Treasurer	Suite 340	Secretary, Syntek West, Inc.
Dallas, TX 75234

Bradford A. Phillips, Vice President	1800 Valley View Lane	President, National Alliance Security
	Suite 300	Corporation
Dallas, TX 75234

Jamie Cobb, Secretary	1755 Wittington Place	Employee, Syntek West, Inc.
Suite 340
Dallas, TX 75234

SCHEDULE 3

EXECUTIVE OFFICERS AND DIRECTORS OF

TACCO FINANCIAL, INC.

Name and Capacity with		Present Business in which
TacCo Financial, Inc.	Business Address	Employment is Conducted
J.T. Tackett, Director,	813 Grand Avenue	Employee, Lancewood Corporation
Chairman of the Board and	Glenwood Springs, CO 81601
Chief Executive Officer

E. Wayne Starr, Director,	813 Grand Avenue	President, Starr Western Real
President and Treasurer	Glenwood Springs, CO 81601	Estate, Inc.

Mary K. Willett, Vice	1755 Wittington Place	Employee, Syntek West, Inc.
President and Secretary	Suite 340
Dallas, TX 75234

SCHEDULE 4

EXECUTIVE OFFICERS AND DIRECTORS OF

JRG INVESTMENT CO., INC.

Name and Capacity with JRG		Present Business in which
Investment Co., Inc.	Business Address	Employment is Conducted
J.T. Tackett, Director,
Chairman of the Board and	813 Grand Avenue	Employee, Lancewood Corporation
Chief Executive Officer	Glenwood Springs, CO 81601

E. Wayne Starr, Director,	813 Grand Avenue	President, Starr Western Real
President and Treasurer	Glenwood Springs, CO 81601	Estate, Inc.

Mary K. Willett, Vice President	1755 Wittington Place	Employee, Syntek West, Inc.
and Secretary	Suite 340
Dallas, TX 75234